Direct Line: (212) 859-8272

Fax: (212) 859-4000

stuart.gelfond@friedfrank.com

January 18, 2017

VIA EMAIL AND EDGAR

Asen Parachkevov

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs BDC, Inc.
Registration Statement on Form N-2
File No: 333-214506

Dear Mr. Parachkevov:

On behalf of Goldman Sachs BDC, Inc. (the “Company”), set forth below are the Company’s responses to the comments discussed with the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) communicated to Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), counsel to the Company, via telephone calls on January 5, 2017 and January 10, 2017, each with respect to Pre-Effective Amendment No. 1 to the above-referenced Registration Statement on Form N-2, filed on December 23, 2016 (the “Registration Statement”). To facilitate your review, we have reproduced the Staff’s comments below with the response to a particular comment set out immediately below the comment.

Concurrently, the Company is filing Pre-Effective Amendment No. 2 (the “Amended Registration Statement”) to the Registration Statement via EDGAR. We will also provide under separate cover a courtesy copy of the Amended Registration Statement, as filed and marked to show the changes from Pre-Effective Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Registration Statement.

1.	The Registration Statement indicates that in connection with the Revolving Credit Facility, the Company has given SunTrust Bank a security interest in substantially the entire portfolio of investments and cash held by the Company and each Guarantor, if any. Please confirm that assets securing the Revolving Credit Facility are treated as encumbered for purposes of Section 18.

The Company confirms that assets securing the Revolving Credit Facility are treated as encumbered for purposes of Section 18. With respect to unfunded commitments, the Company notes that it treats unused borrowing capacity as being able to cover such unfunded commitments. The Company further notes that the collateral pledged under the Revolving Credit Facility excludes assets that are pledged as collateral posted as margin to secure swap and hedging arrangements.

2.	Where a company’s 10b5-1 plan is tied to NAV (particularly following the end of an overallotment period in connection with a common equity offering), there may be concerns regarding violations of market manipulation rules. Please confirm that the Company will not make repurchases under the 10b5-1 Plan during the 60-day period following the expiration of the overallotment option included in any common equity offering. Please also consider and discuss whether revisions should be made to the Company’s 10b5-1 Plan.

The Company confirms that it will not make repurchases under the 10b5-1 Plan during the 60-day period following the expiration of the overallotment option included in any common equity offering. The Company also undertakes to use its commercially reasonable efforts to amend, in connection with its next common equity offering, if any, its 10b5-1 Plan to provide that the Company will not make repurchases under the 10b5-1 Plan during the 60-day period following the expiration of the overallotment option included in any common equity offering.

Should you have any questions or comments with response to this filing, please call Stuart Gelfond at (212) 859-8272 or Joshua Wechsler at (212) 859-8689.

Sincerely,

/s/ Stuart Gelfond
Stuart Gelfond

cc:	Jonathan Lamm (Goldman Sachs BDC, Inc.)
Neena Reddy (Goldman Sachs Asset Management, L.P.)
Joshua Wechsler (Fried, Frank, Harris, Shriver & Jacobson LLP)
Geoffrey R.T. Kenyon, Esq. (Dechert LLP)
Thomas J. Friedmann, Esq. (Dechert LLP)
William J. Tuttle, Esq. (Dechert LLP)